                                                               FILED PURSUANT TO
                                                                 RULE 424(b)(5)
                                                               FILE NO: 333-2546

PROSPECTUS SUPPLEMENT
(To Prospectus dated July 10, 1997)
-------------------------------------------------------------------------------


                               2,415,000 Shares

               [LOGO OF REGENCY REALTY CORPORATION APPEARS HERE]

                                 Common Stock

-------------------------------------------------------------------------------

Regency Realty Corporation (the "Company") is a self-administered, self-managed real estate investment trust ("REIT") which acquires, owns, develops and manages neighborhood shopping centers in targeted infill markets in the Southeast, the Mid-Atlantic and the lower Midwest. As of June 30, 1997, the Company owned, directly or through joint ventures, 86 properties containing an aggregate of approximately 9.4 million square feet of Company-owned gross leasable area, including nine shopping centers in the process of development or redevelopment.

All of the shares of common stock of the Company, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering") are being sold by the Company. The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "REG." The last reported sales price of the Common Stock on the NYSE on July 10, 1997 was $27.75 per share. See "Price Range of Common Stock and Dividends."

The shares of Common Stock are subject to certain restrictions on ownership designed to preserve the Company's status as a REIT and a domestically-owned REIT for federal income tax purposes. The Common Stock is not a suitable investment for persons who are foreign investors, including entities that are directly or indirectly owned by foreign investors. See "Capital Stock-- Restrictions on Ownership" and "Risk Factors--Unsuitable Investment for Non-U.S. Investors" in the accompanying Prospectus.

A wholly owned subsidiary of Security Capital U.S. Realty (together with Security Capital U.S. Realty, "SC-USREALTY") currently owns 42.9% of the outstanding Common Stock of the Company and has the right to maintain its percentage ownership of the Common Stock pursuant to certain participation rights granted by the Company. SC-USREALTY has agreed to purchase 1,785,000 shares of Common Stock directly from the Company in a concurrent offering at the public offering price. Upon consummation of this purchase, SC-USREALTY will own 42.8% of the outstanding Common Stock. SC-USREALTY will have the right to acquire up to 267,750 additional shares if the Underwriters exercise their over-allotment option in full, as described below. See "Risk Factors-- Concentration of Ownership of Company Stock" in the accompanying Prospectus.

SEE "RISK FACTORS" ON PAGES 3 TO 6 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS WHICH SHOULD BE CONSIDERED IN
CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
-------------------------------------------------------------------------------
 THESE SECURITIES  HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY  THE SECURITIES
   AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES  COMMISSION NOR HAS  THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS  SUPPLEMENT
       OR  THE PROSPECTUS.  ANY  REPRESENTATION TO  THE  CONTRARY IS  A
         CRIMINAL OFFENSE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                       Underwriting
                                           Price to   Discounts and  Proceeds to
                                            Public    Commissions(1) Company(2)
--------------------------------------------------------------------------------
Per Share................................   $27.25        $1.43        $25.82
--------------------------------------------------------------------------------
Total(3)................................. $65,808,750   $3,453,450   $62,355,300

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated to be $176,500.
(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 362,250 additional shares of Common Stock on the same terms and conditions as set forth above. If all such shares are purchased by the Underwriters, the total Price to Public will be $75,680,062, the total Underwriting Discounts and Commissions will be $3,971,467 and the total Proceeds to Company will be $71,708,595. See "Underwriting."

-------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters, subject to delivery by the Company and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York Plaza, New York, New York, on or about July 16, 1997.

PRUDENTIAL SECURITIES INCORPORATED
               GOLDMAN, SACHS & CO.
                         SMITH BARNEY INC.
                               RAYMOND JAMES & ASSOCIATES, INC.
                                            THE ROBINSON-HUMPHREY COMPANY, INC.
July 10, 1997

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this Prospectus Supplement, in the accompanying Prospectus and in the documents incorporated herein by reference. Unless otherwise indicated, all information in this Prospectus Supplement assumes that the Underwriters' over-allotment option will not be exercised.

                                  THE COMPANY

  The Company is a self-administered, self-managed REIT which acquires, owns, develops and manages neighborhood shopping centers in targeted infill markets in the Southeast, the Mid-Atlantic and the lower Midwest. As of June 30, 1997, the Company owned, directly or through joint ventures, 86 properties, including 82 shopping centers, nine of which are in the process of development or redevelopment, containing approximately 9.1 million square feet of Company-owned gross leasable area ("GLA") and four suburban office buildings containing approximately 300,000 square feet of GLA. Additionally, the Company had pending the acquisition of Tamiami Trail, an additional shopping center in south Florida. Sixty-seven of the Company's shopping centers (including Tamiami Trail) are anchored by grocery stores. The Company believes that its portfolio of grocery anchored shopping centers is one of the largest (measured by total
GLA) in the geographical areas in which it operates. Overall, the Company owns and/or manages approximately 14.3 million square feet of total shopping center GLA in 140 properties, which includes all of the shopping centers owned by the Company and 54 properties owned by third parties. The Company's properties are located in eight states, principally in Florida and Georgia. The Company's shopping centers were approximately 95.0% leased and the suburban office buildings were approximately 96.3% leased as of June 30, 1997.

  In addition to the management of property for third parties, the Company also provides site selection services for Stein Mart, an off-price retailer, and several other retailers. The Company also is active in the build- to-suit business for Eckerd Drug Stores and other retailers. The Company leases these stores to the retailers on a triple net basis and typically sells the stores following completion of construction.

  Since the Company's initial public offering in October 1993, the Company has successfully acquired 62 shopping centers containing an aggregate of approximately 7.0 million square feet of GLA.

  The Company's executive offices are located at 121 West Forsyth Street, Suite 200, Jacksonville, Florida 32202, and its telephone number is (904) 356-7000. The Company operates additional offices in Ft. Lauderdale, Tampa and Stuart, Florida and in Atlanta, Georgia.

                                  THE OFFERING

Common Stock Offered Hereby................ 2,415,000(1)
Common Stock to be acquired by SC-USREALTY
 in Concurrent Offering.................... 1,785,000(2)
Common Stock to be Outstanding after the
 Offering and Concurrent Offering.......... 21,966,527(1)(2)(3)
Use of Proceeds............................ To repay indebtedness outstanding under the
                                            Company's revolving line of credit. See
                                            "Use of Proceeds."
NYSE Symbol ............................... REG

--------
(1) Does not include 362,250 shares of Common Stock issuable if the Underwriters exercise the over-allotment option in full.
(2) Does not include up to 267,750 shares of Common Stock if SC-USREALTY elects to exercise its participation rights upon exercise, if any, by the Underwriters of their over-allotment option.
(3) Excludes (i) 2,975,468 shares of Common Stock issuable upon conversion of the Company's non-voting Class B Common Stock, (ii) 2,726,898 shares subject to issuance under certain conditions pursuant to the Company's 1993 Long Term Omnibus Plan (of which 1,331,507 shares are subject to outstanding options), (iii) an aggregate of 193,276 shares reserved for issuance under the Company's 401(k) and Profit Sharing Plan and its Stock Grant Plan, and (iv) 596,350 shares of Common Stock reserved for issuance under the Company's Dividend Reinvestment and Stock Purchase Plan. Also excludes an aggregate of 574,195 shares of Common Stock which, depending on the circumstances, must or may be issued to the holders of limited partnership interests ("OP Units") in the Company's subsidiary operating partnerships, if such holders exercise their right to require the operating partnerships to redeem their OP Units.

                              RECENT DEVELOPMENTS

ACQUISITIONS

  During the three months ended June 30, 1997, the Company acquired a total of five neighborhood shopping centers with aggregate GLA of 881,625 square feet. At that date, the Company had a binding contract to purchase Tamiami Trail, a shopping center in south Florida with GLA of 110,867 square feet, which is expected to close in mid-July 1997. The following table sets forth information concerning these acquisitions:

                                                                YEAR
    DATE                                              GLA      BUILT/    PERCENT   COMPLETED              ANCHOR
  ACQUIRED       PROPERTY           LOCATION      (SQ.FT.)(1) RENOVATED LEASED(2)   COST(3)              TENANTS
 ----------- ----------------- ------------------ ----------- --------- --------- -----------    -----------------------
 04-15-97    Mainstreet Square Orlando, FL          107,159      1988      88.8%  $ 5,855,234    Winn-Dixie, Walgreens
 04-25-97    East Port Plaza   Port St. Lucie, FL   232,270      1991      99.7%  $14,907,688    Publix, Walgreens,
                                                                                                 Kmart, Sears Homelife
 06-06-97(4) Hyde Park Plaza   Cincinnati, OH       374,537     1962/      96.6%  $42,974,500(4) Kroger, Barnes & Noble
                                                                 1995                            Bookstore, The Gap,
                                                                                                 Walgreens, Thriftway
 06-30-97    Rivermont Station Atlanta, GA           90,323      1996     100.0%  $13,448,000    Harris Teeter, CVS
                                                                                                 Drug, Blockbuster Video
 06-30-97    Lovejoy Station   Atlanta, GA           77,336      1995      95.0%  $ 7,099,500    Publix
 (5)         Tamiami Trail     Miami, FL            110,867      1987      93.0%  $ 9,560,300    Publix, Eckerd Drugs
                                                    -------               -----   -----------
 Total/Weighted Average                             992,492                96.3%  $93,845,222
                                                    =======               =====   ===========

--------
(1) All Company-owned GLA.
(2) As of June 30, 1997.
(3) Cash cost except as noted, including closing costs and reserves for capital expenditures.
(4) Includes assumption of mortgage debt of $24,750,000 and the issuance of general and limited partnership interests valued at $176,900.
(5) The Company has entered into an agreement for the acquisition of Tamiami Trail which is expected to close in mid-July, 1997.

EQUITY FINANCING ACTIVITIES

  On March 7, 1997, the Company acquired through a subsidiary operating partnership substantially all the assets of Branch Properties, L.P. ("Branch"), a privately held real estate firm based in Atlanta, Georgia. The acquired assets include 18 operating shopping centers and 8 development or redevelopment shopping centers in Georgia, Florida, North Carolina, South Carolina and Tennessee totalling approximately 2.5 million square feet of GLA. The consideration included 3,373,801 OP Units, 155,797 shares of Common Stock and the right to receive additional OP Units and shares based on an earn-out (estimated at an aggregate maximum of 1,053,959 OP Units and shares). The OP Units are redeemable on a one-for-one basis for shares of Common Stock. On June 13, 1997, 3,027,080 OP Units were redeemed for an equal number of shares of Common Stock, following shareholder approval of such redemption rights at the Company's 1997 annual meeting of shareholders.

  On June 26, 1997, SC-USREALTY purchased $41.8 million of Common Stock from the Company at a price of $17.625 per share, completing the final stage of its $132 million investment commitment made in June 1996 under its stock purchase agreement with the Company. The net proceeds from the shares sold to SC-USREALTY were used to repay indebtedness under the Company's revolving line of credit. SC-USREALTY, which has participation rights entitling it to maintain its percentage ownership of the Common Stock, has the right to acquire, at a price of $22 1/8 per share, up to 1,750,000 shares (plus a pro-rata number based on any earn-out consideration) in order to maintain its percentage ownership position in connection with the Branch transaction. See "Risk Factors--Concentration of Ownership of Company Stock" and "--Commitment to Sell Shares at Below Offering Price" in the accompanying Prospectus.

                            BUSINESS AND PROPERTIES

  As of June 30, 1997, the Company (i) owned and operated 82 neighborhood shopping centers and four suburban office complexes in the Southeast, Mid-Atlantic and lower Midwest (including nine shopping centers under development or redevelopment), and (ii) had pending the acquisition of an additional neighborhood shopping center in south Florida, which is expected to close in mid-July 1997 (collectively, the "Properties").

  The 87 Properties consist of approximately 9.5 million square feet of Company-owned GLA (including the 110,867 square feet to be acquired in the Tamiami Trail acquisition). At June 30, 1997, the locations of Properties by GLA were as follows:

                     COMPANY OWNED PERCENT OF ANCHOR OWNED TOTAL GLA NUMBER OF
                     GLA (SQ.FT.)    TOTAL    GLA (SQ.FT.) (SQ.FT.)  PROPERTIES
                     ------------- ---------- ------------ --------- ----------
Florida.............   5,014,431      52.6%     297,481    5,311,912     43
Georgia.............   2,569,964      27.0%          --    2,569,964     25
North Carolina......     554,332       5.8%          --      554,332      6
Alabama.............     516,080       5.4%      42,848      558,928      5
Ohio................     374,537       3.9%          --      374,537      1
Tennessee...........     202,477       2.1%          --      202,477      3
Mississippi.........     185,061       1.9%      54,962      239,623      2
South Carolina......     117,631       1.3%          --      117,631      2
                       ---------     ------     -------    ---------    ---
 Total..............   9,534,513     100.0%     395,291    9,929,804     87
                       =========     ======     =======    =========    ===

  The shopping center Properties average 111,280 square feet in size and generally have one or more anchor tenants. The majority are anchored by Publix
(27), Winn-Dixie (13), Kroger (6) or Harris Teeter (4). In six of the shopping centers the anchor space is owned by the anchor tenants, consisting of four grocery stores and two Wal-Mart stores. To the extent that the shopping centers are anchored by tenant-owned space, the Company can capitalize on the customer drawing power and other advantages provided by these anchor tenants while not bearing the leasing and operating risks associated with leasing space to such tenants. In most instances, these stores reimburse the Company for their share of common area maintenance expenses.

  The following table sets forth, as of June 30, 1997, information as to retail tenants which individually account for 1.0% or more of total rent from the Properties:

                             COMPANY     PERCENT OF TOTAL            PERCENT OF
                     LEASED    GLA           COMPANY        TOTAL      TOTAL
TENANT               STORES (SQ. FT.)          GLA         RENT (1)   RENT (2)
------               ------ ---------    ---------------- ---------- ----------
Publix..............   27   1,167,614(3)       12.2%      $9,775,009    9.9%
Winn-Dixie..........   13     573,921           6.0%      $4,004,676    4.0%
Kroger..............    6     359,456           3.8%      $3,095,298    3.1%
Harris Teeter.......    4     184,563           1.9%      $2,576,534    2.6%
Walgreens...........   12     162,865           1.7%      $2,176,875    2.2%
K-Mart..............    4     341,264           3.6%      $1,975,338    2.0%
Eckerd..............   18     178,208(4)        1.9%      $1,935,187    2.0%
Wal-Mart............    5     393,487           4.1%      $1,907,607    1.9%
Blockbuster.........   16     105,542(5)        1.1%      $1,678,248    1.7%
AMC Theatres........    1      72,616           0.8%      $1,095,617    1.1%
Bruno's.............    3     119,840           1.3%      $1,058,624    1.1%

--------
(1) Total rent includes annualized base rent, percentage rent, and reimbursements for common area maintenance, real estate taxes, and insurance.
(2) Based on annualized total rent on all the Properties.
(3) Includes 42,112 square feet occupied by Publix at Tamiami Trail.
(4) Includes 10,356 square feet occupied by Eckerd at Tamiami Trail.
(5) Includes 5,480 square feet occupied by Blockbuster at Tamiami Trail.

  The following table sets forth additional information concerning the Properties as of June 30, 1997:

                                 GROSS
                                LEASABLE
                        YEAR      AREA
              YEAR     BUILT/     (SQ.   PERCENT
            ACQUIRED RENOVATED*   FT.)   LEASED            MAJOR TENANTS
            -------- ---------- -------- ------- ----------------------------------
FLORIDA:
Jacksonville / North Florida:
Bolton        1994      1988    172,938   97.4%  Wal-Mart, Blockbuster
 Plaza
Courtyard     1987      1987     67,794   97.7%  Albertsons (a), Luria's (c)
Old St.       1996      1990    170,220   97.5%  Publix, Eckerd Drugs, Waccamaw
 Augustine
 Plaza
Regency       1997      1992    218,665   99.0%  CompUSA, Luria's (c), Office Depot
 Court (b)
The Quad-     1984    1984-85   188,502   97.8%  RS&H, Total System Service, GTE,
 rant (o)                                        Xerox, AmSouth Bank
Westland      1988      1988     36,304   91.5%  Logistics Services
 One (o)
Palm Har-     1996   1978/1991  168,448   99.6%  Publix, Eckerd Drugs, Bealls,
 bor                                             Blockbuster
Anastasia     1993      1988    102,342   98.2%  Publix
 Plaza
Millhopper    1993      1974     84,444   99.4%  Publix, Eckerd Drugs, Clothworld
Newberry      1994      1986    181,006   96.8%  Publix, K-Mart, Jo-Ann Fabrics
 Square
Carriage      1994      1978     76,833   84.4%  TJ Maxx
 Gate
South Mon-    1997      1998     80,214   82.0%  Winn-Dixie, Eckerd Drugs
 roe Com-
 mons (d)
Village       1988      1988    105,827   91.3%  Wal-Mart (a), Stein Mart,
 Commons                                         Ben Franklin, Shoe Station
 (JV-10%)
Ensley        1997      1977     62,361   97.1%  Delchamps
 Square
 (b)(JV-
 50%)

Miami / Ft. Lauderdale:
Aventura      1994      1974    102,876   81.1%  Publix, Eckerd Drugs
North Mi-     1993      1988     42,500  100.0%  Publix, Eckerd Drugs
 ami
Fairway       1985      1985     33,135   88.8%  Tarmac of Florida
 Executive
 Center (o)
Palm          1997      1998     76,067   78.3%  Winn Dixie
 Trails
 (d)
University    1990      1990    124,101   93.9%  Albertsons (a), PetsMart,
 Market                                          Linen Supermarket
 Place
Welleby       1996      1982    109,949   92.3%  Publix, Walgreens
Berkshire     1994      1992    106,434   98.8%  Publix, Walgreens
 Commons
Tamiami       1997      1987    110,867   93.0%  Publix, Eckerd Drugs, Blockbuster
 Trail (f)
Orlando:
Mainstreet    1997      1988    107,159   88.8%  Winn-Dixie, Walgreens
 Square
Mariners      1997      1986    117,665   95.8%  Winn-Dixie, Walgreens, Blockbuster
 Village

Palm Beach / Treasure Coast:
Wellington    1995      1990    178,555   93.7%  Winn-Dixie, Walgreens,
 Market                                          United Artists
 Place
Wellington    1996      1992    105,150   93.1%  Publix, Eckerd Drug
 Town
 Square
East Port     1997      1991    232,270   99.7%  Publix, Walgreens, Kmart,
 Plaza                                           Sears Homelife
Tequesta      1996      1986    109,766   96.1%  Publix, Walgreens
 Shoppes
Chasewood     1992      1986    183,844   95.2%  Publix, Walgreens, Ben Franklin
 Plaza
Martin        1992      1988     48,932   70.3%  1st Bank of Indiantown
 Downs
 Shoppes
Martin        1996      1996     64,546   97.8%  Publix
 Downs
 Town Cen-
 ter
Martin        1992      1985    121,998   92.9%  Coastal Care, Walgreens
 Downs
 Village
 Center
Ocean         1992      1985    111,551   95.3%  Publix, Coastal Care, Walgreens
 Breeze
Ocean East    1996      1997    112,543   75.2%  Stuart Fine Foods, Coastal Care
 (d) (JV-
 25%)

--------
Footnotes appear on page S-10.

                                        GROSS
                              YEAR    LEASABLE
                    YEAR     BUILT/     AREA    PERCENT
                  ACQUIRED RENOVATED* (SQ. FT.) LEASED          MAJOR TENANTS
                  -------- ---------- --------- ------- -----------------------------
Tampa Bay Area:
Peachland Prome-    1995      1991       82,082  96.9%  Publix, Ace Hardware
 nade
Market Place        1995      1983       90,296  98.1%  Publix, Eckerd Drugs
Paragon Cable       1993      1993       40,298 100.0%  Paragon Cable
 Building (o)
Regency Square      1986      1986      341,751  89.7%  Marshalls, Jo-Ann Fabrics,
 at Brandon                                             AMC Theaters, Lurias (c)
                                                        Staples, Michaels, TJ Maxx,
                                                        S&K Menswear
Seven Springs       1994      1986      162,580  95.1%  Winn-Dixie, K-mart
Terrace Walk        1990      1990       50,926  96.3%  Luria's (c)
Town Square (b)     1997      1986       42,969 100.0%  Kash N Karry, Rite Aid
University Col-     1996      1984      106,627  98.7%  Kash N Karry (a), Eckerd
 lections                                               Drug, Jo-Ann Fabrics
Village Center      1995   1980/1993    181,096 100.0%  Publix, Walgreens, Stein Mart
                                      --------- ------
                                      5,014,431  94.2%
                                      --------- ------
GEORGIA:
Atlanta:
Ashford             1997      1993       53,345 100.0%  Barnes & Noble, Gradys
 Place (b)
Braelin             1997      1991      225,922 100.0%  Kroger, K-Mart
 Village (b)(JV-
 55%)
Briarcliff          1997      1962       39,201 100.0%  Drug Emporium
 LaVista (b)
Briarcliff          1997      1990      192,660 100.0%  Uptons, TJ Maxx, Office Depot
 Village (b)
Buckhead            1997      1984       55,227  96.3%  Outback Steakhouse
 Court (b)
Cambridge Square    1996      1979       68,725  85.9%  Winn-Dixie, Big B Drugs
Cromwell            1997      1990       81,826 100.0%  Haverty's, Big B Drugs
 Square (b)
Cumming 400 (b)     1997      1994      126,899 100.0%  Publix, Big Lots
Dunwoody            1997      1986       79,974  98.2%  A&P, Eckerd Drugs
 Hall (b)
Dunwoody            1997      1986      114,657  98.3%  Bruno's
 Village (b)
 (JV-50%)
Loehmann's          1997      1986      137,635  86.9%  Loehmann's, Eckerd Drugs
 Plaza (b)
Lovejoy Station     1997      1995       77,336  95.0%  Publix, Video Wonderland
Memorial            1997      1995      177,270  97.6%  Publix, TJ Maxx,
 Bend (b)                                               Linen Supermarket
Orchard Square      1995      1987       85,940  89.8%  A&P, Big B Drugs
Paces Ferry         1997      1987       61,693  95.1%  Houstons, Blue Ridge
 Plaza (b)
Powers Ferry        1997      1987       97,809  99.0%  Harry's, Drugs for Less
 Square (b)
Powers Ferry (b)    1997      1994       78,895 100.0%  Publix, Big B Drug
Rivermont Sta-      1997      1996       90,323 100.0%  Harris Teeter, CVS Drugs,
 tion                                                   Blockbuster, Calico Corners
Roswell             1997      1997      147,555  93.2%  Publix, Rhodes Furniture,
 Village (b)(d)                                         Eckerd Drugs, Hancock Fabrics
 (JV-70%)
Russell Ridge       1994      1995       98,556 100.0%  Kroger, Blockbuster
Sandy Plains        1996   1979/1992    168,513  79.3%  Kroger, Revco, Blockbuster,
 Village                                                Ace Hardware
Sandy               1997      1997       76,625  86.7%  Kroger, Blockbuster
 Springs (b)(d)
Trowbridge          1997      1997       62,761 100.0%  Publix
 Crossing (b)(d)
 (JV-55%)

--------
Footnotes appear on page S-10.

                                    GROSS
                          YEAR    LEASABLE
                YEAR     BUILT/     AREA    PERCENT
              ACQUIRED RENOVATED* (SQ. FT.) LEASED         MAJOR TENANTS
              -------- ---------- --------- ------- ---------------------------
Other Georgia Markets:
LaGrange        1993      1989       76,327  94.9%  Winn-Dixie, Eckerd Drugs
 Marketplace
Parkway         1996      1983       94,290  94.3%  Kroger
Station
                                  --------- ------
                                  2,569,964  95.4%
                                  --------- ------
ALABAMA:
Birmingham:
Village In      1993      1987       69,300  97.8%  Bruno's, Big B Drugs,
 Trussville                                         Movie Gallery
West County     1993      1987      129,155 100.0%  Food World (a), Wal-Mart,
 Marketplace                                        Eckerd Drugs
Other Ala-
 bama Mar-
 kets:
Bonner's        1993      1985       87,280 100.0%  Winn-Dixie, Wal-Mart
 Point
Country Club    1993      1991       67,622 100.0%  Winn-Dixie, Harco Drugs
The Market-     1993      1987      162,723 100.0%  Winn-Dixie, Wal-Mart (c),
 place                                              Beall's
                                  --------- ------
                                    516,080  99.7%
                                  --------- ------
NORTH CAROLINA:
Charlotte:
Carmel Com-     1997      1979      132,647  93.9%  Fresh Market, Eckerd Drugs,
 mons                                               Blockbuster
City View       1996      1993       77,550  98.5%  Winn-Dixie, Revco
Union Square    1996      1989       97,191  98.8%  Harris Teeter, Revco,
                                                    Consolidated Theatres,
                                                    Blockbuster
Raleigh /
 Durham:
Glenwood        1997      1983       42,864 100.0%  Harris Teeter
 Village(b)
Woodcroft       1996      1984       85,353  98.6%  Food Lion, Kerr Drugs
Ashville:
Oakley Plaza    1997      1988      118,727 100.0%  Bi-Lo, Baby Superstore,
                                                    Western Auto, Revco
                                  --------- ------
                                    554,332  97.9%
                                  --------- ------
TENNESSEE:
Nashville:
Harpeth Vil-    1997      1998       69,110  78.9%  Bruno's
 lage (b)(d)
 (JV-97%)
Marketplace     1997      1997       23,500 100.0%  Office Max
 (b)(d) (JV-
 67%)
Peartree        1997      1997      109,867  99.1%  Harris Teeter, Office Max,
 Plaza (b)                                          Eckerd Drugs
                                  --------- ------
                                    202,477  92.3%
                                  --------- ------
SOUTH CAROLINA:
Charleston:
Beaufort        1997      1998       37,888 100.0%  Publix
 Crossing
 (b)(d)
Merchants       1997      1997       79,743  78.6%  Publix
 Village
 (b)(d)
                                  --------- ------
                                    117,631  85.5%
                                  --------- ------

--------
Footnotes appear on page S-10.

                                        GROSS
                              YEAR    LEASABLE
                    YEAR     BUILT/     AREA    PERCENT
                  ACQUIRED RENOVATED* (SQ. FT.) LEASED            MAJOR TENANTS
                  -------- ---------- --------- ------- ----------------------------------
MISSISSIPPI:
Columbia Market-    1993      1988      136,002  97.0%  Winn-Dixie, Wal-Mart
 place
Lucedale Market-    1993      1989       49,059 100.0%  Delchamps, Wal-Mart (a)
 place
                                      --------- ------
                                        185,061  97.8%
                                      --------- ------
OHIO:
Cincinnati:
Hyde Park Plaza     1997   1962/1995    374,537  96.6%  Kroger, Thriftway, Barnes & Noble,
 (JV-99%)                                               The Gap, Walgreens
                                                        Jo-Ann Fabrics, Famous Footwear
                                      --------- ------
  Total/Weighted
   Average                            9,534,513  95.1%
                                      ========= ======

--------
* Year built or renovated for properties acquired in March 1997 from Branch are approximations and are subject to further verification and revision.
(a) Anchor tenant that owns its own pad and building. Aggregate anchor-owned space in the portfolio equals 395,000 square feet and is not included in GLA above.
(b) Property acquired from Branch in March 1997.
(c) Closed store; however, as of June 30, 1997 the tenant was current in its rent payments except for the Terrace Walk Luria's.
(d) Property currently under development or redevelopment.
(f) The Company has entered into an agreement for the acquisition of Tamiami Trail which is expected to close in mid-July, 1997.
(JV) Property owned through a joint venture or partnership. Percentage represents the Company's percentage interest. Excludes properties owned by partnerships in which the interests of third party partners consist of Common Stock equivalents.
(o) Suburban office building.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Common Stock offered hereby, after deduction of the underwriting discounts and commissions and estimated offering expenses, will be approximately $62.2 million ($71.5 million if the Underwriters' over-allotment option is exercised in full). The net proceeds to the Company from the sale of 1,785,000 shares of Common Stock being sold to SC-USREALTY in the concurrent offering, after deducting estimated offering expenses, will be approximately $48.6 million ($55.9 million if SC-USREALTY elects to exercise its participation rights in full upon exercise by the Underwriters of their over-allotment option in full). All of the net proceeds from both offerings will be used by the Company to repay borrowings outstanding under the Company's revolving line of credit, which matures in May 1999 and had an interest rate of 7.18% per annum as of June 30, 1997 (floating rate of LIBOR plus 1.50%). Such borrowings were incurred in the past year to finance the acquisition of shopping centers.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 31, 1997, on a historical and pro forma basis as adjusted to give effect to
(i) the acquisition of five Properties completed after March 31, 1997, (ii) the pending acquisition of Tamiami Trail, and (iii) the completion of this Offering and the concurrent offering to SC-USREALTY and the application of the net proceeds as described under "Use of Proceeds."

                                                           AS OF MARCH 31, 1997
                                                              (IN THOUSANDS)
                                                                          AS
                                                           OUTSTANDING ADJUSTED
                                                           ----------- --------
Debt:
 Mortgage loans payable(1)................................  $200,049   $224,799
 Line of credit(2)(3)(4)..................................   104,851     21,337
                                                            --------   --------
  Total debt..............................................   304,900    246,136
                                                            --------   --------
Redeemable partnership units (5)..........................    91,220      9,943
                                                            --------   --------
Stockholder's equity:
 Preferred stock $.01 par value:
  10,000,000 shares authorized;
  no shares outstanding...................................       --         --
 Common stock $.01 par value:
  150,000,000 shares authorized;
  12,323,183 shares issued and
  outstanding at March 31, 1997(3)(4)(5)(6)...............       123        219
 Special common stock--10,000,000
  shares authorized: Class B $.01
  par value, 2,500,000
  shares issued and outstanding...........................        25         25
 Additional paid in capital (3)(4)(5)(6)..................   249,416    483,206
 Distributions in excess of net income....................   (15,721)   (15,721)
 Stock loans..............................................    (2,504)    (2,504)
                                                            --------   --------
  Total stockholder's equity..............................   231,339    465,225
                                                            --------   --------
   Total capitalization...................................  $627,459   $721,304
                                                            ========   ========

--------
(1) Reflects assumption of approximately $24.8 million of mortgage debt in connection with the acquisition of Hyde Park Plaza.
(2) Reflects (i) new borrowings of approximately $38.9 million used to acquire three shopping centers during the period from April 1 through June 6, 1997 as more fully described in the Company's Current Report on

   Form 8-K dated June 6, 1997, and (ii) additional new borrowings of approximately $30.1 million to acquire two shopping centers on June 30, 1997 and to consummate the pending acquisition of Tamiami Trail.
(3) Reflects application of net proceeds of $41.8 million from the issuance of 2,372,422 shares of Common Stock at $17.625 per share on June 26, 1997 to SC-USREALTY in connection with the completion of SC-USREALTY's $132 million investment pursuant to a stock purchase agreement more fully described in the Company's Form 10-K for the year ended December 31, 1996.
(4) Reflects application of net proceeds of $62.2 million from the issuance of 2,415,000 shares of Common Stock in the Offering (excluding shares of Common Stock that may be issued upon exercise of the Underwriters' over-allotment option). Also reflects application of net proceeds of $48.6 million from the issuance of 1,785,000 shares of Common Stock to SC-USREALTY in the concurrent offering (excluding shares which SC-USREALTY will have the right to acquire upon exercise, if any, by the Underwriters of their over-allotment option).
(5) Reflects redemption of 3,027,080 OP Units for an equal number of shares of Common Stock on June 13, 1997 pursuant to the approval of the issuance of Common Stock for OP Units at the Company's annual meeting of shareholders on June 12, 1997. Excludes (i) 574,195 shares of Common Stock that the Company may issue in the future to holders who did not redeem their OP Units as of June 13, 1997 and (ii) an estimated aggregate of 1,053,959 OP Units and shares of Common Stock that are contingently issuable based upon increased earnings of Properties and the performance of certain other assets acquired in connection with the Branch transaction, as more fully described in the Company's Current Report on Form 8-K dated March 7, 1997.
(6) Excludes (i) 2,975,468 shares of Common Stock issuable upon conversion of the Company's non-voting Class B Common Stock, (ii) 2,726,898 shares subject to issuance under certain conditions pursuant to the Company's 1993 Long Term Omnibus Plan (of which 1,331,507 shares are subject to outstanding options), (iii) an aggregate of 193,276 shares reserved for issuance under the Company's 401(k) and Profit Sharing Plan and its Stock Grant Plan, and (iv) 596,350 shares of Common Stock reserved for issuance under the Company's Dividend Reinvestment and Stock Purchase Plan. Also excludes an aggregate of 574,195 shares of Common Stock which, depending on the circumstances, must or may be issued to the holders of OP Units, if such holders exercise their right to require the operating partnerships to redeem their OP Units.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  Since the Company's initial public offering in October 1993, the Company's Common Stock has been listed on the NYSE under the symbol "REG." The following sets forth the high and low sales prices for the Common Stock for the periods indicated, as reported by the NYSE, and the dividends per share paid by the Company during each such period.

  On July 10, 1997, the last reported sales price of the Common Stock on the NYSE was $27.75.

                                                        HIGH     LOW   DIVIDENDS
                                                       ------- ------- ---------
1994
 First Quarter........................................ $18.875 $16.625   $.230
 Second Quarter....................................... $18.500 $17.000   $.375
 Third Quarter........................................ $17.750 $15.750   $.375
 Fourth Quarter....................................... $17.500 $15.125   $.395
1995
 First Quarter........................................ $17.125 $15.250   $.395
 Second Quarter....................................... $18.375 $15.750   $.395
 Third Quarter........................................ $18.125 $16.375   $.395
 Fourth Quarter....................................... $17.500 $16.375   $.395
1996
 First Quarter........................................ $17.500 $15.875   $.405
 Second Quarter....................................... $21.125 $16.500   $.405
 Third Quarter........................................ $22.375 $19.250   $.405
 Fourth Quarter....................................... $26.250 $21.125   $.405
1997
 First Quarter........................................ $28.000 $25.000   $.420
 Second Quarter....................................... $28.125 $24.875   $.420
 Third Quarter (through July 10th).................... $28.250 $27.125   (1)

--------
(1) A dividend for the third quarter has not yet been declared. It is anticipated that purchasers of Common Stock in the Offering, as long as they are holders on the record date, would be entitled to receive any dividend declared for the third quarter.

  In connection with the acquisition of five shopping centers during 1995, the Company completed a $50 million private placement of 2,500,000 shares of non-voting Class B Common Stock at $20 per share. The Class B Common Stock bears per share dividends pari passu with the Common Stock equal to 103% of the dividend that would be paid on the shares of Common Stock into which the shares of Class B Common Stock are convertible. The Class B Common Stock is convertible into 2,975,468 shares of Common Stock beginning on the third anniversary of the issuance date, subject to the limitation that the holder may not beneficially own more than 4.9% of the Company's outstanding Common Stock except in certain circumstances.

  Future dividends declared and paid by the Company will be at the discretion of the Board of Directors of the Company and will depend on the actual cash flow of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code, limitations imposed by the financial covenants of the Company's outstanding debt, and such other factors as the Board of Directors deems relevant.

  Distributions by the Company to the extent of its current earnings and profits for federal income tax purposes are taxable to shareholders as ordinary dividend income (unless such distributions are designated as capital gain distributions). Distributions in excess of earnings and profits generally are treated as a non-taxable return of capital to the extent of a shareholder's basis in the Common Stock. A return of capital distribution has the effect of deferring taxation until a shareholder's sale of the Common Stock. See "Federal Income Tax Considerations." The Company has determined that approximately 77% of the distributions paid during 1996 represented ordinary dividend income to its shareholders and approximately 23% represented return of capital.

DIVIDEND REINVESTMENT PLAN

  The Company has implemented a dividend reinvestment plan under which shareholders may elect to automatically reinvest their dividends in shares of Common Stock. The Company may, from time to time, repurchase shares of Common Stock in the open market for purposes of fulfilling its obligations under this dividend reinvestment plan or may elect to issue additional shares of Common Stock.

                                 UNDERWRITING

  Prudential Securities Incorporated, Goldman Sachs & Co., Smith Barney Inc., Raymond James & Associates, Inc. and The Robinson-Humphrey Company, Inc. (the "Underwriters") have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth below opposite their names:

                                                                       NUMBER
              UNDERWRITER                                             OF SHARES
              -----------                                             ---------
       Prudential Securities Incorporated............................   483,000
       Goldman, Sachs & Co. .........................................   483,000
       Smith Barney Inc. ............................................   483,000
       Raymond James & Associates, Inc. .............................   483,000
       The Robinson-Humphrey Company, Inc. ..........................   483,000
                                                                      ---------
          Total...................................................... 2,415,000
                                                                      =========

  The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby, if any are purchased.

  The Underwriters have advised the Company that they propose to offer the shares of Common Stock initially at the public offering price set forth on the cover page of this Prospectus Supplement, that the Underwriters may allow to selected dealers a concession of $0.82 per share; and that such dealers may reallow a concession of $0.10 per share to certain other dealers. After the initial public offering, the offering price and concessions may be changed by the Underwriters.

  The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus Supplement, to purchase up to 362,250 additional shares of Common Stock at the initial public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this Prospectus Supplement. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, the Underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 2,415,000.

  The Company has agreed to indemnify the several Underwriters or to contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

  The Company and its directors and executive officers have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company, or any securities convertible into, or exchangeable or exercisable for, any shares of Common Stock or other capital stock of the Company for a period of 90 days from the date of this Prospectus Supplement, without the prior written consent of Prudential Securities Incorporated on behalf of the Underwriters, except pursuant to (i) this Offering, (ii) the Company's Dividend Reinvestment Plan, (iii) employee benefit plans, including the Company's Long-Term Omnibus Plan, (iv) agreements in effect on the date of this Prospectus Supplement, and (v) property acquisitions for Common Stock or securities convertible, exchangeable or exercisable for Common Stock so long as such shares of Common Stock may not be sold during such 90-day lock-up period. Prudential Securities Incorporated may in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements.

  In connection with this Offering, certain Underwriters and selling group members (if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more shares of Common Stock in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase shares of Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 362,250 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or any selling group member participating in the Offering) for the account of the Underwriters, the selling concession with respect to the shares of Common Stock that are distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the shares of Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and if they are undertaken, they may be discontinued at any time.

PROSPECTUS

                          Regency Realty Corporation

                                 Common Stock

Regency Realty Corporation (the "Company"), may offer from time to time, shares ("Shares") of the Company's common stock, par value $0.01 per share ("Common Stock"), at an aggregate offering price not to exceed U.S. $131,617,500, in amounts, at prices and on terms to be determined at the time of sale.

The number of any Shares offered pursuant to this Prospectus will be set forth in an accompanying supplement to this Prospectus (a "Prospectus Supplement"), together with the terms of the offering of such Shares and the initial price and the net proceeds to the Company from the sale thereof.

The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "REG." Any Common Stock offered pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance.

The Company may sell Shares directly or through agents, underwriters or dealers designated from time to time. If any agents, underwriters, or dealers are involved in the sale of the Shares, the names of such agents, underwriters, or dealers and any applicable commissions or discounts and the net proceeds to the Company from such sale will be set forth in the applicable Prospectus Supplement.

This Prospectus may not be used to consummate sales of Shares unless accompanied by a Prospectus Supplement.

SEE "RISK FACTORS" ON PAGES 3 THROUGH 6 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SHARES OFFERED HEREBY.

THESE  SHARES HAVE  NOT BEEN  APPROVED OR  DISAPPROVED BY  THE SECURITIES  AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
 SECURITIES  AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is July 10, 1997.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York Office, Seven World Trade Center, 13th Floor, New York, New York 10048 and Chicago Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The address of such Web site is http://www.sec.gov. In addition, the Company's Common Stock is listed on the NYSE and similar information concerning the Company can be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), to which reference is hereby made.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated in this Prospectus by reference, except as superseded or modified herein:

A. The Company's Annual Report on Form 10-K for the year ended December 31, 1996, including the Company's definitive proxy statement for its 1997 annual meeting of shareholders, to the extent specifically incorporated by reference therein.

B. The Company's Current Report on Form 8-K dated December 31, 1996.

C. The Company's Current Report on Form 8-K dated March 7, 1997, as amended by Form 8-K/A, 8-K/A-2 and 8-K/A-3.

D. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

E. The Company's Current Report on Form 8-K dated March 31, 1997.

F. The Company's Current Report on Form 8-K dated June 6, 1997.

G. The description of Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on August 30, 1993, and declared effective on October 29, 1993, including portions of the Company's Registration Statement on Form S-11 (No. 33-67258) incorporated by reference therein.

  Each document filed by the Company subsequent to the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering of the Shares shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed incorporated document or in an accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any document described above that has been incorporated in this Prospectus by reference and not delivered with this Prospectus or any preliminary Prospectus distributed in connection with the offering of the Shares, other than exhibits to such document referred to above unless such exhibits are specifically incorporated by reference herein. Requests should be directed to Ms. Brenda Paradise, the Company's Director of Shareholder Relations, 121 West Forsyth Street, Suite 200, Jacksonville, Florida 32202 (telephone: (904) 356-7000).

                                 RISK FACTORS

  Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus and the applicable Prospectus Supplement before purchasing Shares. This Prospectus and the accompanying Prospectus Supplement include certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts, included in this Prospectus that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including such matters as future capital expenditures, dividends and acquisitions (including the amount and nature thereof), expansion and other development trends of the real estate industry, business strategies, expansion and growth of the Company's operations and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, including the risk factors discussed below, general economic and business conditions, the business opportunities that may be presented to and pursued by the Company, and changes in laws or regulations and other factors, many of which are beyond the control of the Company. Prospective investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those anticipated in the forward-looking statements.

SIGNIFICANT RELIANCE ON MAJOR TENANTS

  As of June 30, 1997, including the pending acquisition of Tamiami Trail, approximately 12.2%, 6.0% and 3.8% of the aggregate GLA owned by the Company was leased to Publix, Winn-Dixie and Kroger, respectively, and annualized rental revenues, including percentage rent, from these tenants represented approximately 9.9%, 4.0% and 3.1%, respectively, of the rental revenues from the properties owned by the Company as of that date. The Company could be adversely affected in the event of the bankruptcy or insolvency of, or a downturn in the business of, any of such tenants, or in the event that any of such tenants does not renew its leases as they expire or renews at lower rental rates. Vacated anchor space not only would reduce rental revenues if not retenanted at the same rental rates but also could adversely affect the entire shopping center because of the loss of the departed anchor tenant's customer drawing power. Loss of customer drawing power also can occur through the exercise of the right that most anchors have to vacate and prevent retenanting by paying rent for the balance of the lease term, or the departure of an anchor tenant that owns its own property.

  Tenants may seek the protection of the bankruptcy laws, which could result in the rejection and termination of their leases and thereby cause a reduction in the cash flow available for distribution by the Company. Such reduction could be material if a major tenant files bankruptcy.

GENERAL RISKS RELATING TO REAL ESTATE INVESTMENTS

  Value of Real Estate Dependent on Numerous Factors. Real property investments are subject to varying degrees of risk. Real estate values are affected by a number of factors, including changes in the general economic climate, local conditions (such as an oversupply of space or a reduction in demand for real estate in an area), the quality and philosophy of management, competition from other available space, and the ability of the owner to provide adequate maintenance and insurance and to control variable operating costs. Shopping centers, in particular, may be affected by changing perceptions of retailers or shoppers regarding the safety, convenience and attractiveness of the shopping center and by the overall climate for the retail industry generally. Real estate values are also affected by such factors as government regulations, interest rate levels, the availability of financing and potential liability under, and changes in, environmental, zoning, tax and other laws. As substantially all of the Company's income is derived from rental income from real property, the Company's income and cash flow would be adversely affected if a significant number of the Company's tenants were unable to meet their obligations to the Company, or if the Company were unable to lease on economically favorable terms a significant amount of space in its properties. In the event of default by a tenant, the Company may experience delays in enforcing, and incur substantial costs to enforce, its rights as landlord.

  Equity real estate investments are relatively illiquid and therefore may tend to limit the ability of the Company to react promptly in response to changes in economic or other conditions. In addition, certain significant expenditures associated with each equity investment (such as mortgage payments, real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment.

  Difficulties and Costs Associated with Renting Unleased and Vacated Space. The ability of the Company to rent unleased or vacated space will be affected by many factors, including certain covenants restricting the use of other space at a property found in certain leases with shopping center tenants. Of the existing leases for the Company's properties as of June 15, 1997 (the latest date as of which information is available as of the date of this Prospectus), leases covering approximately 504,518 square feet, 910,099 square feet and 865,405 square feet (representing approximately 5.5%, 9.8% and 9.3%, respectively, of the Company-owned GLA), will expire in the remainder of 1997, 1998 and 1999, respectively. If the Company is able to relet vacated space, there is no assurance that rental rates will be equal to or in excess of current rental rates. In addition, the Company may incur substantial costs in obtaining new tenants, including leasing commissions and tenant improvements.

  Restrictions on, and Risks of, Unsuccessful Development Activities. The Company intends to selectively pursue development activities as opportunities arise. Such development activities generally require various government and other approvals, the receipt of which cannot be assured. The Company will incur risks associated with any such development activities. These risks include the risk that development opportunities explored by the Company may be abandoned; the risk that construction costs of a project may exceed original estimates, possibly making the project unprofitable; lack of cash flow during the construction period; and the risk that occupancy rates and rents at a completed project will not be sufficient to make the project profitable. In case of an unsuccessful development project, the Company's loss could exceed its investment in the project. Also, there are competitors seeking properties for development, some of which may have greater resources than the Company.

ADVERSE EFFECT OF MARKET INTEREST RATES ON COMMON STOCK PRICES

  One of the factors that may influence the trading price of the Company's Common Stock is the annual dividend rate on the Common Stock as a percentage of its market price. An increase in market interest rates may lead purchasers of Shares to demand a higher annual dividend rate, which could adversely affect the market price of the Common Stock and the Company's ability to raise additional equity in the public markets.

UNCERTAINTY OF AVAILABILITY OF REFINANCING

  The Company does not expect to generate sufficient funds from operations to make balloon principal payments when due on its indebtedness. There can be no assurance that the Company will be able to refinance such indebtedness or to otherwise obtain funds to make such payments by selling assets or raising equity. An inability to make such balloon payments when due could cause the mortgage lenders to foreclose on the properties securing such indebtedness, which would have a material adverse effect on the Company. In addition, interest rates and other terms on any loans obtained to refinance such indebtedness may be less favorable than the rates on the current indebtedness.

FEDERAL INCOME TAX CONSIDERATIONS

  There are a number of issues associated with an investment in a REIT that are related to the federal income tax laws, including, but not limited to, the consequences of failing to continue to qualify as a REIT. See "Federal Income Tax Considerations."

CONCENTRATION OF OWNERSHIP OF COMPANY STOCK

  Security Capital Holdings S.A. (together with its parent company, Security Capital U.S. Realty, "SC-USREALTY") owned 7,618,500 shares of Common Stock as of June 30, 1997, constituting 42.9% of the Common Stock outstanding on that date. SC-USREALTY is the Company's single largest shareholder and has participation rights entitling it to maintain its percentage ownership of the Common Stock. SC-USREALTY has the right to nominate a proportionate number of the directors of the Company's Board, rounded down to the nearest whole number, based upon its ownership of outstanding shares of Common Stock, but not to exceed 49% of the Board. Although certain standstill provisions preclude SC-USREALTY from increasing its percentage interest in the Company for a period of at least five years (subject to certain exceptions) and SC-USREALTY is subject to certain limitations on its voting rights with respect to its shares of Common Stock during that time, SC-USREALTY nonetheless has substantial influence over the Company's affairs. This concentration of ownership in one shareholder could be disadvantageous to other shareholders' interests. The director nomination, voting and other rights granted to SC-USREALTY, although subject to certain limitations during the standstill period, may make it more difficult for other shareholders to challenge the Company's director nominees, elect their own nominees as directors, or remove incumbent directors and may render the Company a less attractive target for an unsolicited acquisition by an outsider. If the standstill period or any standstill extension term terminates, SC-USREALTY could be in a position to control the election of the Board or the outcome of any corporate transaction or other matter submitted to the shareholders for approval.

  The Company has agreed to certain limitations on its operations, including restrictions relating to (i) incurrence of total indebtedness exceeding 60% of the gross book value of the Company's consolidated assets, (ii) investments in properties other than shopping centers in specified states in the Southeastern and Mid-Atlantic states and the southern regions of Indiana and Ohio, and
(iii) certain other matters. In addition, the Company has agreed to certain limitations on the amount of assets that it owns indirectly through other entities and the manner in which it conducts its business (including the type of assets that it can acquire and own and the manner in which such assets are operated). These limitations, which are intended to permit SC-USREALTY to comply with certain requirements of the Internal Revenue Code of 1986 (the "Code") and other countries' tax laws applicable to foreign investors, limit somewhat the flexibility of the Company to structure transactions that might otherwise be advantageous to the Company. Although the Company does not believe that the limitations imposed on the Company's activities will materially impair the Company's ability to conduct its business, there can be no assurance that these limitations will not adversely affect the Company's operations in the future.

COMMITMENT TO SELL SHARES AT BELOW OFFERING PRICE

  Pursuant to its participation rights to acquire Common Stock at the same price as shares issued to third parties, SC-USREALTY has the right to acquire up to 1,750,000 shares of Common Stock by August 31, 1997 at a price of $22 1/8 per share in connection with the Company's acquisition of assets from Branch in March 1997 in exchange for shares of Common Stock and OP Units redeemable for Common Stock. SC-USREALTY's purchase of such shares, but not to exceed 1,050,000 shares, may be deferred under certain circumstances until as late as March 1998. SC-USREALTY also has the right to maintain its pro rata ownership position by (i) purchasing shares at $22 1/8 if earn-out consideration (estimated at an aggregate maximum of 1,053,959 OP Units and shares) is issued following the first, second and third anniversaries of the Branch acquisition, and (ii) purchasing shares at the then market price of the Common Stock, upon the redemption of OP Units for Common Stock, provided that SC-USREALTY did not exercise its participation rights at the time of issuance of such OP Units.

UNSUITABLE INVESTMENT FOR NON-U.S. INVESTORS

  Section 5.14 of the Company's Articles of Incorporation (the "Articles") contains provisions designed to preserve the Company's status as a domestically controlled REIT. Section 5.14 of the Articles prohibit the issuance or transfer of the Company's capital stock if it would result in the fair market value of all capital stock owned directly or indirectly by Non-U.S. Persons (as defined in the Articles) to comprise 50% or more of the fair market value of the Company's outstanding capital stock. For purposes of applying this limitation,

SC-USREALTY and its affiliates are presumed to be Non-U.S. Persons and to own 45% of the outstanding Common Stock on a fully diluted basis. Any shares issued or transferred in violation of this restriction will be void, or if such remedy is invalid, will be subject to the provisions for "Excess Shares" described in "Capital Stock--Restrictions on Ownership." Accordingly, the purchase of Shares in an offering is not a suitable investment for a Non-U.S. Person (whether or not such person presently owns any shares of Common Stock) or an entity owned directly or indirectly by a Non-U.S. Person.

ANTI-TAKEOVER EFFECT OF OWNERSHIP LIMIT, STAGGERED BOARD, PREFERRED STOCK, FLORIDA BUSINESS CORPORATION ACT AND OF CERTAIN OTHER MATTERS

  Ownership of more than 7% by value of the Company's outstanding capital stock by certain persons has been restricted for the purpose of maintaining the Company's qualification as a REIT, with certain exceptions. See "Capital Stock--Restrictions on Ownership." This 7% limitation may discourage a change in control of the Company and may also (i) deter tender offers for the capital stock, which offers may be attractive to the shareholders, or (ii) limit the opportunity for shareholders to receive a premium for their capital stock that might otherwise exist if an investor attempted to assemble a block in excess of 7% of the outstanding capital stock or to effect a change in control of the Company. Additionally, the division of the Company's Board of Directors into three classes with staggered three-year terms may have the effect of deterring certain potential acquisitions of the Company because control of the Company's Board of Directors could not be obtained at a single annual meeting of shareholders.

  The Company's Articles authorize the Board of Directors to issue up to 10,000,000 shares of Preferred Stock and 10,000,000 shares of Special Common Stock and to establish the preferences and rights of any shares issued. The issuance of Preferred Stock or Special Common Stock could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the shareholders' interest. The provisions of the Florida Business Corporation Act regarding control share acquisitions and affiliated transactions could deter potential acquisitions of the Company by preventing the acquiring party from voting the Common Stock it acquires or consummating a merger or other extraordinary corporate transaction without the approval of the disinterested shareholders.

POTENTIAL ENVIRONMENTAL LIABILITY

  Under various federal, state and local laws, ordinances and regulations, an owner or manager of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The cost of any required remediation and the owner's liability therefor could exceed the value of the property and/or the aggregate assets of the owner. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or borrow using such property as collateral.

                                  THE COMPANY

  The Company is a self-administered, self-managed REIT which acquires, owns, develops and manages neighborhood and community shopping centers in targeted infill markets in the Southeast, the Mid-Atlantic and the lower Midwest.

  The Company's executive offices are located at 121 West Forsyth Street, Suite 200, Jacksonville, Florida 32202, and its telephone number is (904) 356-7000. The Company operates additional offices in Ft. Lauderdale, Tampa and Stuart, Florida and in Atlanta, Georgia.

                                USE OF PROCEEDS

  Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Shares will be used for general corporate purposes, which may include the repayment of outstanding indebtedness, the acquisition of shopping centers as suitable opportunities arise, the expansion and improvement of certain properties in the Company's portfolio and payment of development costs for new centers.

                                 CAPITAL STOCK

  The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, par value $0.01 per share, 10,000,000 shares of Special Common Stock, par value $0.01 per share, and 10,000,000 shares of Preferred Stock, par value $0.01 per share. The summary description of the Company's capital stock set forth herein does not purport to be complete and is qualified in its entirety by reference to the Company's Amended and Restated Articles of Incorporation (the "Articles"). As of June 30, 1997, 17,766,527 shares of the Company's Common Stock and 2,500,000 shares of the Company's Class B non-voting Common Stock (constituting a class of the Special Common Stock) were issued and outstanding.

COMMON STOCK

  The holders of the Company's Common Stock are entitled to one vote per share on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock establishing the powers, designations, preferences and relative, participating, option or other special rights of such series, the holders of Common Stock exclusively possess all voting power. The Articles do not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. All shares of Common Stock offered hereby, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable and the holders thereof will not have preemptive rights. The Company's Common Stock is listed on the NYSE under the symbol "REG."

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is First Union National Bank.

SPECIAL COMMON STOCK

  Under the Company's Articles, the Board of Directors is authorized, without further shareholder action, to provide for the issuance of up to 10 million shares of Special Common Stock from time to time in one or more classes or series. The Special Common Stock will bear dividends in such amounts as the Board of Directors may determine with respect to each class or series. All such dividends must be pari passu with dividends on the

Common Stock. Upon the dissolution of the Company, the Special Common Stock will participate pari passu with the Common Stock in liquidating distributions. Shares of Special Common Stock will have one vote per share and vote together with the holders of Common Stock (and not separately as a class except where otherwise required by law), unless the Board of Directors creates classes or series with more limited voting rights or without voting rights. The Board will have the right to determine whether shares of Special Common Stock may be converted into shares of any other class or series or be redeemed, and, if so, the conversion or redemption price and the terms and conditions of conversion or redemption, and to determine such other rights as may be allowed by law. Holders of Special Common Stock will not be entitled, as a matter of right, to preemptive rights. As all Special Common Stock is expected to be closely held, it is anticipated that most classes or series would be convertible into Common Stock for liquidity purposes. The Shares to which this Prospectus relates do not include any Special Common Stock.

  The Company has outstanding as of the date of this Prospectus 2,500,000 shares of a non-voting class of Special Common Stock in the form of Class B Common Stock, which were issued in a private placement to an institutional investor. The Class B Common Stock receives dividends pari passu with the Common Stock at a rate equivalent to 1.03 times the Common Stock dividend rate and participates pari passu with the Common Stock in any liquidation of the Company. Beginning December 20, 1998, 1/6th of the Class B Common Stock originally issued may be converted into Common Stock at the election of the holder during any three-month period, but the holder may not at any time be the beneficial owner of more than 4.9% of the outstanding Common Stock. Accelerated conversion may take place in the event of certain extraordinary occurrences, including certain changes in senior management. A total of 2,975,468 shares of Common Stock are issuable upon conversion of the Class B Common Stock.

PREFERRED STOCK

  Under the Company's Articles, the Board of Directors is authorized, without further shareholder action, to provide for the issuance of up to 10,000,000 shares of Preferred Stock, par value $0.01 per share. The Preferred Stock authorized by the Articles may be issued, from time to time, in one or more series in such amounts and with such designations, powers, preferences or other rights, qualifications, limitations and restrictions as may be fixed by the Board of Directors. Under certain circumstances, the issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change of control of the Company and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no shares of Preferred Stock outstanding as of the date of this Prospectus.

RESTRICTIONS ON OWNERSHIP

  Restrictions Relating to REIT Qualification. For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, its stock must be beneficially owned (without reference to attribution rules) by 100 or more persons during at least 335 days in a taxable year of 12 months or during a proportionate part of a shorter taxable year, and certain other requirements must be satisfied (see "Federal Income Tax Considerations-Requirements for Qualification").

  To assure that five or fewer individuals do not Beneficially Own (as defined in the Company's Articles of Incorporation to include ownership through the application of certain stock attribution provisions of the Code) more than 50% in value of the Company's outstanding capital stock, the Company's Articles provide that, subject to certain exceptions, no holder may own, or be deemed to own (by virtue of certain of the attribution provisions of the Code), more than 7% by value (the "Ownership Limit") of the Company's outstanding capital stock. Certain existing holders specified in the Articles and those to whom Beneficial Ownership of their capital stock is attributed, whose Beneficial Ownership of capital stock exceeds the Ownership Limit ("Existing Holders"), may continue to own such percentage by value of outstanding capital stock (the "Existing Holder Limit") and may increase their respective Existing Holder Limits through benefit plans of the Company, dividend reinvestment plans, additional asset sales or capital contributions to the Company or acquisitions from other

Existing Holders, but may not acquire additional shares from such sources such that the five largest Beneficial Owners of capital stock hold more than 49.5% by value of the outstanding capital stock, and in any event may not increase their respective Existing Holder Limits through acquisition of capital stock from any other sources. In addition, because rent from a related tenant (any tenant 10% of which is owned, directly or constructively, by the REIT) is not qualifying rent for purposes of the gross income tests under the Code (see "Federal Income Tax Considerations-Requirements for Qualification-Income Tests"), the Articles provide that no Related Tenant Owner (a constructive owner of stock in the Company who owns, directly or indirectly, a 10% interest in any tenant of the Company) may own, or constructively own by virtue of certain of the attribution provisions of the Code (which differ from the attribution provisions applied to determine Beneficial Ownership), more than 9.8% by value of the outstanding capital stock of the Company (the "Related Tenant Limit"). The Board of Directors may waive the Ownership Limit, the Existing Holder Limit and the Related Tenant Limit if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that such ownership will not then or in the future jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of the Company.

  Preservation of Status as a Domestically Controlled REIT. Section 5.14 of the Articles contains provisions designed to preserve the Company's status as a domestically controlled REIT. Section 5.14 of the Articles prohibits the issuance or transfer of the Company's capital stock if it would result in the fair market value of all capital stock owned directly or indirectly by Non-U.S. Persons (as defined in the Articles) to comprise 50% or more of the fair market value of the Company's outstanding capital stock. For purposes of applying this limitation, SC-USREALTY and its affiliates are presumed to be Non-U.S. Persons and to own 45% of the outstanding Common Stock on a fully diluted basis. A Non-U.S. Person is defined in the Articles as any person who is not (i) a citizen or resident of the United States, (ii) a partnership or corporation created or organized in the United States or under the laws of the United States or any state therein (including the District of Columbia), or
(iii) any estate or trust (other than a foreign estate or trust) within the meaning of Section 7701(a)(31) of the Code.

  Any shares issued or transferred in violation of the foregoing restriction will be void, or if such remedy is invalid, will be subject to the provisions for "Excess Shares" described below. Accordingly, the purchase of Shares on the Offering may not be a suitable investment for a Non-U.S. Person (whether or not such person presently owns any shares of Common Stock).

  Remedies. If (i) shares of capital stock in excess of the applicable Ownership Limit, Existing Holder Limit, or Related Tenant Limit, or (ii) shares which (a) would cause the REIT to be beneficially owned by fewer than 100 persons (without application of the attribution rules), (b) would result in the Company being "closely held" within the meaning of Section 856(h) of the Code, or (c) would result in the fair market value of capital stock owned directly or indirectly (including capital stock presumed to be owned by SC-USREALTY) by Non-U.S. Persons to comprise 50% of more of the fair market value of the Company's outstanding capital stock, are issued or transferred to any person or are retained by any person after becoming a Related Tenant Owner, such issuance, transfer, or retention shall be null and void to the intended holder, and the intended holder will have no rights to the stock. Capital stock transferred, proposed to be transferred, or retained in excess of the Ownership Limit, the Existing Holder Limit, or the Related Tenant Limit or which would otherwise jeopardize the Company's REIT status or status as a domestically controlled REIT ("excess shares") will be deemed held in trust on behalf of and for the benefit of the Company. The Board of Directors will, within six months after receiving notice of such actual or proposed transfer, either (i) direct the holder of such shares to sell all shares held in trust for the Company for cash in such manner as the Board of Directors directs, or
(ii) redeem such shares for a price equal to the lesser of (a) the price paid by the holder from whom shares are being redeemed and (b) the average of the last reported sales prices on the NYSE of the relevant class of capital stock on the 10 trading days immediately preceding the date fixed for redemption by the Board of Directors, or if such class of capital stock is not then traded on the NYSE, the average of the last reported sales prices of such class of capital stock (or, if sales prices are not reported, the average of the closing bid and asked prices) on the 10 trading days immediately preceding the relevant date as reported on any exchange or quotation system over which such class of capital stock may be traded, or if such class of capital stock is not then traded over any exchange or quotation system, then the price determined in good faith by the Board of Directors of the Company as the fair market value of such class of capital stock on the relevant date. If the Board of Directors directs the intended holder to sell the shares, the holder shall receive such proceeds as the trustee for the Company and pay the Company out of the proceeds of such sale all expenses incurred by the Company in connection with such sale, plus any remaining amount of such proceeds that exceeds the amount originally paid by the intended holder for such shares. The intended holder shall not be entitled to distributions, voting rights or any other benefits with respect to such excess shares except the amounts described above. Any dividend or distribution paid to an intended holder on excess shares pursuant to the Company's Articles of Incorporation must be repaid to the Company upon demand.

  Miscellaneous. All certificates representing capital stock will bear a legend referring to the restrictions described above. The transfer restrictions described above shall not preclude the settlement of any transaction entered through the facilities of the NYSE.

  The Articles provide that every shareholder of record of more than 5% of the outstanding capital stock and every Actual Owner (as defined in the Articles) of more than 5% of the outstanding capital stock held by a nominee must give written notice to the Company of information specified in the Articles within 30 days after December 31 of each year. In addition, each Beneficial Owner of capital stock and each person who holds capital stock for a Beneficial Owner must provide to the Company such information as the Company may request, in good faith, in order to determine the Company's status as a REIT.

  The ownership limitations described above may have the effect of precluding acquisition of control of the Company by a third party even if the Board of Directors determines that maintenance of REIT status is no longer in the best interests of the Company. The Board of Directors has the right under the Articles (subject to contractual restrictions, including covenants made with SC-USREALTY) to revoke the REIT status of the Company if the Board of Directors determines that it is no longer in the best interest of the Company to attempt to qualify, or to continue to qualify, as a REIT. In the event of such revocation, the ownership limitations in the Articles will remain in effect. Any change in the ownership limitations would require an amendment to the Articles.

STAGGERED BOARD OF DIRECTORS

  The Company's Articles and Bylaws divide the Board of Directors into three classes of directors, with each class constituting approximately one-third of the total number of directors and with classes serving staggered three-year terms. The classification of directors has the effect of making it more difficult for shareholders to change the composition of the Board of Directors. The Company believes, however, that the longer time required to elect a majority of a classified Board of Directors helps to insure continuity and stability of the Company's management and policies.

  The classification provisions could also have the effect of discouraging a third party from accumulating large blocks of the Company's stock or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of capital stock at a higher market price than might otherwise be the case.

ADVANCE NOTICE PROVISIONS FOR SHAREHOLDER NOMINATIONS AND SHAREHOLDER
PROPOSALS

  The Bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before any meeting of shareholders of the Company. Any shareholder nomination or proposal for action at an upcoming shareholder meeting must be delivered to the Company no later than the deadline for submitting shareholder proposals pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. The presiding officer at any shareholder meeting is not required to recognize any proposal or nomination which did not comply with such deadline.

  The purpose of requiring shareholders to give the Company advance notice of nominations and other business is to afford the Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by the Board of Directors, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although the Bylaws do not give the Board of Directors any power to disapprove timely shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring the third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal.

CERTAIN PROVISIONS OF FLORIDA LAW

  The Company is subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law unless the corporation has elected to opt out of such provisions in its Articles of Incorporation or (depending on the provision in question) its Bylaws. The Company has not elected to opt out of these provisions. The Florida Business Corporation Act (the "Florida Act") contains a provision that prohibits the voting of shares in a publicly held Florida corporation which are acquired in a "control share acquisition" unless the Board of Directors approves the control share acquisition or the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power, (ii) one-third or more but less than a majority of such voting power and (iii) a majority or more of such voting power.

  The Florida Act also contains an "affiliated transaction" provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" unless (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder, (ii) the interested shareholder has owned at least 80% of the Company's outstanding voting shares for at least five years, or (iii) the transaction is approved by the holders of two-thirds of the Company's voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who, together with affiliates and associates, beneficially owns (as defined in Section 607.0901(1)(e), Florida Statutes) more than 10% of the Company's outstanding voting shares.

LIMITATION OF LIABILITY OF DIRECTORS

  The Florida Business Corporation Act provides that a director will not be personally liable for monetary damages to the Company or any other person except for liability for breach of such person's duties as a director involving (1) a violation of criminal law (unless the director reasonably believed his or her conduct was lawful or had no reasonable cause to believe that it was unlawful), (2) a transaction from which the director derived an improper personal benefit, or (3) an unlawful dividend or stock redemption. However, equitable remedies such as an injunction or rescission continue to be available against directors who breach their duty of care as directors.

INDEMNIFICATION AGREEMENTS

  The Company has entered into indemnification agreements with each of the Company's officers and directors. The indemnification agreements require, among other things, that the Company indemnify its officers and directors to the fullest extent permitted by law, and advance to the officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company must also indemnify and advance all expenses incurred by officers and directors seeking to enforce their rights under the indemnification agreements.

                             PLAN OF DISTRIBUTION

  The Shares may be sold in or outside the United States through underwriters or dealers, directly to one or more purchasers, or through agents. The Prospectus Supplement with respect to the Shares will set forth the terms of the offering of the Shares, including the name or names of any underwriters, dealers or agents, the purchase price of the Shares and the proceeds to the Company from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, the public offering price, and any discounts or concessions allowed or reallowed or paid to dealers.

  If underwriters are used in the sale of the Shares, the Shares may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Shares may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter(s) with respect to a particular underwritten offering of Shares will be named in the Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriter(s) will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters or agents to purchase the Shares will be subject to conditions precedent, and the underwriters will be obligated to purchase all the Shares if any are purchased. The public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  If dealers are utilized in the sale of Shares with respect to which this Prospectus is delivered, such Shares will be sold to the dealers as principals. The dealers may then resell such Shares to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

  Shares may be sold directly by the Company or through agents designated by the Company from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the Shares with respect to which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  In connection with the sale of the Shares, underwriters or agents may receive compensation from the Company or from purchasers of Shares for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, agents and dealers participating in the distribution of the Shares may be deemed to be underwriters and any discounts or commissions received by them from the Company and any profit on the resale of the Shares by them may be deemed to be underwriting discounts or commissions under the Securities Act.

  If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters, or dealers to solicit offers from certain types of institutions to purchase Shares from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

  Agents, dealers, and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, dealers or underwriters may be required to make with respect thereto. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

  The Common Stock currently trades on the NYSE, and any Shares offered hereby will be listed on the NYSE, subject to an official notice of issuance.

                       FEDERAL INCOME TAX CONSIDERATIONS

  The following discussion summarizes certain federal income tax considerations that may be relevant to a prospective holder of Shares. Foley & Lardner, which has acted as tax counsel to the Company in connection with the formation of the Company and the Company's election to be taxed as a REIT, has reviewed the following discussion and is of the opinion that it fairly summarizes the federal income tax considerations that are likely to be material to a holder of Shares. This discussion and such opinion are based on current law. As used in this section, the term "Company" refers to the Company and all qualified subsidiaries (a wholly-owned subsidiary which is not treated as a separate entity for federal income tax purposes) but excludes Regency Realty Group, Inc. and Regency Realty Group II, Inc. and their subsidiaries (collectively, the "Management Companies") (which are treated as separate entities for federal income tax purposes, although its results are consolidated with those of the Company for financial reporting purposes).

  This summary does not discuss all aspects of taxation that may be relevant to particular holders of Shares in light of the terms of the Shares acquired by them or their own personal investments or tax circumstances, or to certain types of holders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws. This summary does not give a detailed discussion of any state, local, or foreign tax considerations. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (which change may apply retroactively).

  EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT AS WELL AS HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SHARES IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

GENERAL

  The Company made an election to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ending December 31, 1993. The Company believes that it has been organized and operated in such a manner as to qualify for taxation as a REIT under the Code for such taxable year and all subsequent taxable years to date, and the Company intends to continue to operate in such a manner in the future. However, no assurance can be given that the Company will operate in a manner so as to qualify or remain qualified as a REIT.

  The following sets forth only a summary of the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders.

  It is the opinion of Foley & Lardner that the Company has been organized in conformity with the requirements for qualification and taxation as a REIT commencing with the Company's taxable year that ended December 31, 1993 and for all subsequent taxable years to date, and its method of operation will enable it to continue to be taxed as a REIT. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters including, but not limited to, those set forth below in this discussion of "Federal Income Tax Considerations," those concerning its business and properties, and certain matters relating to the Company's manner of operation. Foley & Lardner is not aware of any facts or circumstances that are inconsistent with these representations and assumptions. The qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, the various income, asset, distribution, stock ownership and other tests discussed below, the results of which will not be reviewed by nor be under the control of Foley & Lardner. Accordingly, no assurance can be given that the actual results of the Company's operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a real estate investment trust, see "--Failure to Qualify."

TAXATION OF THE COMPANY

  As a REIT, the Company generally is not subject to federal corporate income tax on its net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from an investment in a corporation. However, the Company will be subject to federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "corporate alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by the Company by foreclosure or otherwise on default on a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying net income from foreclosure property, it will be subject to tax on such income at the highest corporate rate. Fourth, if the Company has net income from "prohibited transactions" (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, it will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if during the 10-year period (the "Recognition Period") beginning on the first day of the first taxable year for which the Company qualified as a REIT, the Company recognizes gain on the disposition of any asset held by the Company as of the beginning of such Recognition Period, then, to the extent of the excess of (a) the fair market value of such asset as of the beginning of such Recognition Period over (b) the Company's adjusted basis in such asset as of the beginning of such Recognition Period (the "Built-in Gain"), such gain will be subject to tax at the highest regular corporate rate. Because the Company initially acquired its properties in connection with its initial public offering in fully taxable transactions, it is not anticipated that the Company will own any assets with substantial Built-in Gain. Eighth, if the Company acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the Recognition Period beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-in Gain, such gain will be subject to tax at the highest regular corporate rate. The result described above with respect to the recognition of Built-in Gain during the Recognition Period assumes the Company will make an election in accordance with Notice 88-19 issued by the IRS. In addition, the Management Companies are taxed on their income at regular corporate rates.

REQUIREMENTS FOR QUALIFICATION

  A REIT is defined in the Code as a corporation, trust or association: (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons (determined without reference to any rules of attribution);
(6) not more than 50% in value of the outstanding stock of which is owned during the last half of each taxable year, directly or indirectly, by or for five or fewer individuals (as defined in the Code to include certain entities); and (7) which meets certain income and asset tests described below. Conditions (1) to (4), inclusive, must be met during the entire taxable year and condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Company has previously issued sufficient shares to allow it to satisfy conditions (5) and (6). The Company's Articles of Incorporation provide restrictions regarding the transfer of its shares which are intended to assist the Company in continuing to satisfy the stock ownership requirements described in (5) and (6) above.

  Section 856(i) of the Code provides that a corporation, 100% of whose stock is held by a REIT at all times during the corporation's existence, is a "qualified REIT subsidiary." A qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and such items (as the case may be) of the REIT. Thus, in applying the requirements described herein, the Company's qualified REIT subsidiaries will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as assets, liabilities and items of the Company. The Company has not, however, sought or received a ruling from the IRS that any of the Company's subsidiaries is a "qualified REIT subsidiary." The Company currently owns a number of its properties either directly, or indirectly, through qualified REIT subsidiaries. While this summary generally does not address state tax consequences, some states may not recognize a qualified REIT subsidiary, which could cause a subsidiary to be taxed or could cause the Company to fail to qualify as a REIT under such state law. Most of the properties which are not owned directly by qualified REIT subsidiaries of the Company are held by property partnerships all the interests in which are currently owned by qualified REIT subsidiaries or by property partnerships with third parties in which the Company's interests are owned by qualified REIT subsidiaries.

  In the case of a REIT which is a partner in a partnership either directly or indirectly through a qualified REIT subsidiary, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and asset tests. Thus, the Company's proportionate share of the assets, liabilities and items of income of the property partnerships through which the Company owns many of its properties (the "Property Partnerships") (other than certain properties held by the Management Companies), is treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described below.

  Income Tests. In order for the Company to maintain its qualification as a REIT, it must satisfy three gross income requirements annually. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including "rents from real property" and, in certain circumstances, "interest," or from certain types of temporary investments.

  Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from real estate investments and from dividends, interest and gain from the sale or disposition of stock or securities or from any combination of the foregoing.

  Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for fewer than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year.

  Rents received by the Company qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if the following conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits derived by any person from such property, although an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. The Company does not anticipate charging rent for any portion of any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts for sales, which is permitted by the Code). Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if (i) the Company directly or constructively owns a 10% or greater interest in such tenant or (ii) any Related Tenant Owner, directly or constructively owns 10% or more by value of the Company. Constructive ownership is determined under the attribution rules of Section 318 of the Code, as modified by Section 856(d)(5) of the Code. The Company does not anticipate receiving rents from such a tenant. Additionally, pursuant to the Articles of Incorporation, Related Tenant Owners are prohibited from acquiring constructive ownership of more than 9.8% by value of the Company. Third, rent attributable to personal property leased in connection with a lease of real property will not qualify if it is greater than 15% of the total rent received under the lease. Fourth, the Company generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the Company derives no income. The independent contractor requirement, however, does not apply to the extent services performed by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy and are not otherwise considered "rendered to the occupant." The Company provides certain services with respect to the properties that the Company believes complies with the "usually or customarily rendered" requirement. The Company will hire independent contractors from whom the Company derives no income to perform such services, to the extent that the performance of such services by the Company would cause amounts received from its tenants to be excluded from rents from real property.

  The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

  The Management Companies receive fees in consideration of the performance of management and administrative services with respect to properties that are not owned by the Company. Distributions received by the Company from the Management Companies of their earnings do not qualify under the 75% gross income test. The Company believes that the aggregate amount of the distributions from the Management Companies together with all other non-qualifying income in any taxable year will not cause the Company to exceed the limits on non-qualifying income under the 75%, 95% and 30% gross income tests.

  The Company believes that it has satisfied the 75% and 95% gross income tests for taxable years ended prior to the date of this Prospectus and intends to operate in such a manner so as to satisfy such tests in the future. If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible to state whether in all circumstances the Company would be entitled to the benefit of those relief provisions. As discussed above, even if those relief provisions apply, a tax would be imposed with respect to the excess net income.

  Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (including (i) its allocable share of real estate assets which are held by the Property Partnerships or which are held by "qualified REIT subsidiaries" of the Company and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company), cash, cash items and government securities. Second, not more than 25% of the value of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's debt and equity securities owned by the Company may not exceed (at the end of the quarter in which any of such securities are acquired) 5% of the value of the Company's total assets and (subject to limited exceptions) the Company may not own more than 10% of any one issuer's outstanding voting securities.

  The Company owns 100% of the non-voting preferred stock and 5% of the voting common stock of Regency Realty Group, Inc. ("RRG 1") and a Property Partnership owns 100% of the non-voting preferred stock and 5% of the voting common stock of Regency Realty Group II, Inc. ("RRG 2"). The Company represents that the value of the stock held by the Company in RRG 1 and RRG 2, respectively, did not exceed, at the date that the Company acquired such stock and for any applicable quarter prior to the date of this Prospectus, 5% of the total value of the Company's assets. No independent appraisals have been obtained to support the Company's estimate of value, however, and Foley & Lardner, in issuing its opinion on the Company's qualification as a REIT, is relying on the Company's representation as to the limited value of the stock interests in RRG 1 and

RRG 2. Although the Company plans to take steps to ensure that it will continue to satisfy the 5% value test for any subsequent quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful or will not require a reduction in the Company's overall direct or indirect interest in the Management Companies. See "--Failure to Qualify."

  Annual Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gains dividends) to its shareholders in an amount at least equal to: (a) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property; minus (b) the sum of certain items of non-cash income. In addition, if, during the applicable Recognition Period, the Company disposes of any asset with Built-in Gain, the Company will be required, pursuant to Treasury Regulations which have not yet been promulgated, to distribute at least 95% of the Built-in Gain (after tax), if any, recognized on the disposition of such asset. Such distribution must be paid in the taxable year to which it relates, or in the following taxable year if declared before the Company timely files its tax return for such prior year and if paid on or before the first regular dividend payment date after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

  The Company intends to make timely distributions sufficient to satisfy this annual distribution requirement in the future. It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between the actual receipt of income and the actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at the taxable income of the Company, or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceeds the amount of noncash deductions. In the event that such timing differences occur, in order to meet the 95% distribution requirement, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings to permit the payment of required dividends or to pay dividends in the form of taxable stock dividends.

  Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a certain year by paying "deficiency dividends" to shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

FAILURE TO QUALIFY

  If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable corporate alternative minimum tax) on its taxable income at regular corporate rates. Such a failure could have an adverse effect on the market value and marketability of the Company's stock. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether the Company would be entitled to such statutory relief.

TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS

  As long as the Company qualifies as a REIT, distributions made to its taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will result in ordinary income. Corporate shareholders will not be entitled to the dividends received deduction. Distributions that are designated as capital gains dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its stock. However, corporate shareholders may be required to treat up to 20% of certain capital gains dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to the extent that they do not exceed the adjusted basis of the shareholder's shares, but rather will reduce a shareholder's adjusted basis in such shares. To the extent that such distributions exceed the adjusted basis of a shareholder's shares, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the shareholder. In addition, any dividend declared by the Company in October, November or December of any year payable to a shareholder of record on a specific date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year.

  Shareholders may not include any net operating losses or capital losses of the Company in their individual income tax returns. In general, any loss upon the sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent distributions from the Company on such shares were required to be treated by such shareholder as long-term capital gain.

TAXATION OF TAX-EXEMPT SHAREHOLDERS

  In Revenue Ruling 66-106, 1966-1 C.B. 151, the IRS ruled that amounts distributed by a REIT to a tax-exempt employees' pension trust did not constitute UBTI. Revenue rulings are interpretive in nature and subject to revocation or modification by the IRS. Based upon Revenue Ruling 66-106 and the analysis therein, except as noted below, distributions to tax-exempt shareholders should not constitute UBTI where (a) the shareholder has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code, and (b) the shares are not used by the shareholder in an unrelated trade or business.

  Under the Omnibus Budget Reconciliation Act of 1993, certain pension trusts holding more than 10% by value of a REIT at any time during a taxable year are treated as having UBTI which bears the same ratio to the aggregate dividends paid (or treated as paid) by the REIT to such trust as (i) the gross income of the REIT (less any direct expenses related thereto) which would be treated as UBTI if the REIT were a pension trust, bears to (ii) the gross income of the REIT (less any direct expenses related thereto), but only if such ratio is at least 5%. This rule for UBTI only applies to pension trusts investing in a REIT which would have been considered "closely held" under Section 542(a)(2) of the Code, had such section not been amended by the Omnibus Budget Reconciliation Act of 1993. In addition, the rule only applies where at least one pension trust holds more than 25% by value of the REIT or where one or more pension trusts (each owning more than 10% by value of the REIT) hold in aggregate more than 50% by value of the REIT.

OTHER TAX CONSEQUENCES

  Some of the Company's investments are through the Property Partnerships. These partnerships may involve special tax risks. Such risks include possible challenge by the IRS of allocations of income and expense items, which could affect the computation of taxable income of the Company, and the status of the Property Partnerships as partnerships or entities that may be disregarded as entities separate from their owners (as opposed to associations taxable as corporations) for income tax purposes that may not constitute "qualified REIT subsidiaries" under the Code. In the opinion of Foley & Lardner, which is based on (i) analysis of the partnership agreements for each Property Partnership, and (ii) the representations of the Company that such agreements fully reflect all amendments and modifications to such agreements as of the date of this Prospectus, the partnership allocations of income and expense items for the Property Partnerships (classified as partnerships for federal income tax purposes) have substantial economic effect under Section 704(b) of the Code and the Treasury Regulations thereunder, and each of the Property Partnerships has been and will continue to be treated for federal income tax purposes as (i) a partnership, (ii) a qualified REIT subsidiary under the Code or (iii) an entity that may be disregarded as an entity separate from its owner under Treasury Regulation
(S)301.7701-3. See "--Requirements for Qualification."

  The Company and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

BACKUP WITHHOLDING

  The Company will report to its domestic shareholders and to the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such shareholder (a) is a corporation or another form of entity exempt from backup withholding and, when required, demonstrates this fact, or
(b) provides a taxpayer identification number, certifies to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide the Company with a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the Company.

                             ERISA CONSIDERATIONS

  The following is a summary of material considerations arising under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the prohibited transactions provisions of Section 4975 of the Code that may be relevant to a prospective purchaser. This discussion does not purport to deal with all aspects of ERISA or Section 4975 of the Code that may be relevant to particular shareholders (including plans subject to Title I of ERISA, other retirement plans and Individual Retirement Accounts ("IRA's") subject to the prohibited transaction provisions of Section 4975 of the Code, and governmental plans or church plans that are exempt from ERISA and Section 4975 of the Code but that may be subject to the prohibited transaction provisions of Section 503 of the Code and to state law requirements) in light of their particular circumstances.

  A FIDUCIARY MAKING THE DECISION TO INVEST IN SHARES ON BEHALF OF A PROSPECTIVE PURCHASER WHICH IS AN EMPLOYEE BENEFIT PLAN, A TAX QUALIFIED RETIREMENT PLAN, OR AN IRA IS ADVISED TO CONSULT ITS OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER ERISA, SECTIONS 4975 AND 503 OF THE CODE, AND STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP, OR SALE OF THE SHARES BY SUCH PLAN OR IRA.

EMPLOYEE BENEFIT PLANS, TAX QUALIFIED RETIREMENT PLANS AND IRA'S

  Each fiduciary of a pension, profit sharing, or other employee benefit plan subject to Title I of ERISA (an "ERISA Plan") should carefully consider whether an investment in the Shares is consistent with his fiduciary responsibilities under ERISA. The fiduciary must make its own determination as to whether an investment in the Shares (i) is permissible under the documents governing the ERISA Plan, (ii) is appropriate for the ERISA Plan under the general fiduciary standards of investment prudence and diversification, taking into account the overall investment policy of the ERISA Plan and the composition of the ERISA Plan's investment portfolio, and (iii) would result in a nonexempt prohibited transaction under ERISA and the Code.

  The fiduciary of an IRA or of a qualified retirement plan not subject to Title I of ERISA because it is a governmental or church plan or because it does not cover common law employees (a "Non-ERISA Plan") should consider that such an IRA or Non-ERISA Plan may only make investments that are authorized by the appropriate governing documents and under applicable state law. The fiduciary should also consider the applicable prohibited transaction rules of Sections 4975 and 503 of the Code.

STATUS OF THE REIT

  The following section discusses certain principles that apply in determining whether the fiduciary requirements of ERISA and the prohibited transaction provisions of ERISA and the Code apply to an entity because one or more investors in the entity's equity interests is an ERISA Plan or is a Non-ERISA Plan or IRA subject to Section 4975 of the Code. An ERISA Plan fiduciary should also consider the relevance of these principles to ERISA's prohibition on improper delegation of control over or responsibility for "plan assets" and ERISA's imposition of co-fiduciary liability on a fiduciary who participates in, permits (by action or inaction) the occurrence of, or fails to remedy a known breach by another fiduciary.

  Under the Department of Labor regulations as to what constitutes assets of an employee benefit plan (the "DOL Regulations"), if an ERISA Plan acquires an equity interest in an entity, which interest is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the ERISA Plan assets would include, for purposes of the fiduciary responsibility provisions of ERISA, both the equity interest and an undivided interest in each of the entity's underlying assets unless certain specified exceptions apply. The DOL Regulations define a publicly offered security as a security that is "widely held," "freely transferable," and either part of a class of securities registered under the Securities Exchange Act of 1934, or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Securities Exchange Act of 1934 within 120 days after the end of the fiscal year of the issuer during which the offering occurred). The equity Shares offered hereby will be sold in an offering registered under the Securities Act and are registered under the Securities Exchange Act of 1934.

  The DOL Regulations provide that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be "widely held" because the number of independent investors falls below 100 as a result of events beyond the issuer's control. The Common Stock is "widely held."

  The DOL Regulations provide that whether a security is "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances. The DOL Regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with this offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are freely transferable. The Company believes that restrictions imposed under the Articles of Incorporation on the transfer of its capital stock are limited to the restrictions on transfers generally permitted under the DOL Regulations and are not likely to result in the failure of its capital stock to be "freely transferable." The DOL Regulations only establish a presumption in favor of the finding of free transferability, and, therefore, no assurance can be given that the Department of Labor and the U.S. Treasury Department will not reach a contrary conclusion.

  Assuming that no facts and circumstances exist that restrict transferability of such Shares other than as described in this Prospectus, Foley & Lardner has rendered an opinion that under the DOL Regulations, the Shares will be publicly offered securities and that the assets of the Company will not be deemed to be "plan assets" of any ERISA Plan, IRA or Non-ERISA Plan that invests in the Shares.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock to which this Prospectus relates and certain tax matters described under "Federal Income Tax Considerations" and "ERISA Considerations" will be passed upon for the Company by Foley & Lardner, Jacksonville, Florida. Attorneys with Foley & Lardner representing the Company with respect to this offering beneficially owned approximately 4,100 shares of Common Stock as of the date of this Prospectus.

                                    EXPERTS

  The consolidated financial statements and schedule of Regency Realty Corporation as of December 31, 1996 and 1995, and for the years ended December 31, 1996, 1995 and 1994 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG Peat Marwick LLP audits and reports on consolidated financial statements of Regency Realty Corporation issued at future dates, and consents to the use of their report thereon, such consolidated financial statements also will be incorporated by reference in the registration statement in reliance upon their report and said authority.

  The audited historical financial statements of Branch Properties, L.P. incorporated in this Prospectus constituting part of the Registration Statement by reference to the Current Report on Form 8-K/A-2 of the Company dated March 7, 1997 (filed May 19, 1997) have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-
FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR IN-CORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRE-SENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANY-ING PROSPECTUS CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DO THEY CONSTI-TUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURI-TIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SO-LICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SO-LICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT ANY IN-FORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

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                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Prospectus Supplement Summary..............................................  S-3
Recent Developments........................................................  S-5
Business and Properties....................................................  S-6
Use of Proceeds............................................................ S-11
Capitalization............................................................. S-11
Price Range of Common Stock and Dividends.................................. S-13
Underwriting............................................................... S-14

                                  PROSPECTUS

                                                                            PAGE
                                                                            ----
Available Information......................................................    2
Incorporation of Certain Documents by Reference............................    2
Risk Factors...............................................................    3
The Company................................................................    7
Use of Proceeds............................................................    7
Capital Stock..............................................................    7
Plan of Distribution.......................................................   12
Federal Income Tax Considerations..........................................   13
ERISA Considerations.......................................................   20
Legal Matters..............................................................   22
Experts....................................................................   22

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                             PROSPECTUS SUPPLEMENT

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                               2,415,000 Shares

               [LOGO OF REGENCY REALTY CORPORATION APPEARS HERE]

                                 Common Stock


                      PRUDENTIAL SECURITIES INCORPORATED

                             GOLDMAN, SACHS & CO.

                               SMITH BARNEY INC.

                       RAYMOND JAMES & ASSOCIATES, INC.

                      THE ROBINSON-HUMPHREY COMPANY, INC.

                                 July 10, 1997